May 1, 2012

Via EDGAR and Federal Express

Gregory Dundas, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Access Plans, Inc.
Information Statement on Schedule 14C
Filed March 27, 2012
File No. 0-30099

Dear Mr. Dundas:

Access Plans, Inc. (the “Company”) has filed with the Commission Amendment No. 2 (the “Amendment”) to the Company’s Information Statement on Schedule 14C (the “Information Statement”). The Amendment is marked to show changes, in whole or in part, in response to the Staff’s letter of April 20, 2012 that sets forth the comment on Amendment No. 1 to the Company’s Information Statement. Three courtesy copies of this letter and the Amendment are also being delivered to you.

In response to the Staff’s comment, the disclosure on pages 22 and 25 of the Information Statement has been revised.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Information Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Information Statement; and (iii) the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event the Staff has any questions regarding the foregoing responses, please contact the undersigned at 405-579-8525.

Very truly yours,

/s/ Bradley W. Denison

Bradley W. Denison

Chief Operating Officer and Secretary

900 36th Avenue NW, Suite 105  |  Norman, OK 73072  |  405.579.8525  |  www.accessplans.com